UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 8-K

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 4, 2019 (August 30, 2019)

PDC Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37419	95-2636730
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1775 Sherman Street, Suite 3000

Denver, Colorado 80203

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (303) 860-5800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PDCE	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 30, 2019, PDC Energy, Inc. (the “Company”) entered into the First Amendment (the “Amendment”) to the Fourth Amended and Restated Credit Agreement, dated as of May 23, 2018, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (the “Credit Agreement”).

As previously disclosed, on August 25, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SRC Energy Inc., a Colorado corporation (“SRC”), pursuant to which SRC will be merged with and into PDC, with PDC continuing as the surviving corporation (the “Merger”).

The Amendment amends the Credit Agreement to, among other things: (i) permit certain borrowings in connection with the Merger and the issuance or deemed issuance of certain letters of credit subject only to the satisfaction or waiver of the limited conditions set forth in the Amendment and (ii) modify Section 9.08 of the Credit Agreement to, among other things, permit the consummation of the Merger.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

10.1	First Amendment to Fourth Amended and Restated Credit Agreement, dated as August 30, 2019, among PDC Energy, Inc. as Borrower, each of the Lenders party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent for the Lenders.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC and SRC. In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC will send the definitive joint proxy statement/prospectus, when available, to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 4, 2019	PDC ENERGY, INC.

	By:	/s/ Nicole Martinet
	Name:	Nicole Martinet
	Title:	General Counsel, Senior Vice President and Corporate Secretary

Exhibit 10.1

FIRST AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”) is made as of August 30, 2019, by and among PDC ENERGY, INC., a Delaware corporation (the “Borrower”), JPMORGAN CHASE BANK, N.A., as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent”), and each of the Lenders party hereto.

W I T N E S S E T H:

WHEREAS, the Borrower, the Administrative Agent and the Lenders entered into that certain Fourth Amended and Restated Credit Agreement, dated as of May 23, 2018 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), for the purpose and consideration therein expressed, whereby the Lenders became obligated to make loans to the Borrower as therein provided;

WHEREAS, the Borrower has requested, and the Administrative Agent and the Lenders constituting the Majority Lenders have agreed, as set forth herein, to amend certain provisions of the Credit Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Credit Agreement, in consideration of the loans which may hereafter be made by Lenders to the Borrower, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I.

DEFINITIONS AND REFERENCES

Section 1.1.          Defined Terms. Unless the context otherwise requires or unless otherwise expressly defined herein, the terms defined in the Credit Agreement shall have the same meanings whenever used in this Amendment. Unless otherwise specified, all section references in this Amendment refer to sections of the Credit Agreement.

ARTICLE II.

AMENDMENTS TO CREDIT AGREEMENT

Section 2.1.          Amendments to Section 1.02. The following defined terms are hereby amended and restated in their entirety or added in their entirety in the appropriate alphabetical order, as applicable, in each case, to read as follows:

“BHC Act Affiliate” of a party means an “affiliate’ (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

(a)       a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b)       a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c)       a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning assigned to it in Section 12.22.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Existing SRC Letter of Credit” means each letter of credit that is issued and outstanding under the SRC Credit Agreement immediately prior to the SRC Merger Closing Date.

“First Amendment” means that certain First Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 30, 2019, among the Borrower, the Administrative Agent and the Lenders party thereto.

“First Amendment Effective Date” has the meaning given to such term in the First Amendment.

“First Amendment Fee Letter” means that certain fee letter, dated as of August 25, 2019, by and between the Borrower and JPMorgan Chase Bank, N.A (as amended, amended and restated, supplemented or otherwise modified from time to time).

“First Amendment Lead Arranger” means JPMorgan Chase Bank, N.A., in its capacity as sole lead arranger and bookrunner in connection with the First Amendment.

“No Conflicts With Organizational Documents Representation” means a representation made by the Borrower that the consummation of the SRC Merger Transactions does not violate any Organizational Document of any Credit Party.

“Organizational Document” means, with respect to any Person, (a) in the case of any corporation, the articles or certificate of incorporation and by-laws (or similar documents) of such Person, and (b) in the case of any limited liability company, the certificate of formation and limited liability company agreement (or similar documents) of such Person.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning assigned to it in Section 12.22.

“Replacement LC Issuing Bank” means Wells Fargo Bank, N.A., in its capacity as an Issuing Bank.

“Replacement Letter of Credit” means a Letter of Credit issued on the SRC Merger Closing Date by the Replacement LC Issuing Bank in replacement of an Existing SRC Letter of Credit; provided that the amount of such Letter of Credit does not exceed the amount of the Existing SRC Letter of Credit replaced by such Letter of Credit.

“Signing Date” means August 25, 2019.

“Specified Representations” means the No Conflicts With Organizational Documents Representation and the representations and warranties set forth in Sections 7.01 (as such representation relates to valid existence of the Credit Parties), Section 7.02 (as such representation and warranty relates to the requisite power and authority of the Credit Parties to execute and deliver the First Amendment, the due authorization, execution and delivery by the Borrower of the First Amendment, and the enforceability of this Agreement (as amended by the First Amendment)), Section 7.08, Section 7.20; Section 7.21 (with such representation and warranty made as of the SRC Merger Closing Date after giving effect to the SRC Merger Transactions); the last sentence of Section 7.22 (as such representation relates to the use of proceeds) and, subject to the proviso in clause (b) of the definition of “SRC Merger Funds Borrowing Conditions”, Section 7.24 (as such representation and warranty relates to the creation, validity and perfection of the security interests in the Collateral in favor of the Administrative Agent for the benefit of the Secured Parties).

“SRC” means SRC Energy, Inc., a Colorado corporation.

“SRC Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of April 2, 2018, as amended from time to time, among SRC, as borrower, SunTrust Bank, as administrative agent, swingline lender and issuing bank and the lenders and other parties from time to time party thereto.

“SRC Merger” means the merger of SRC with and into the Borrower pursuant to the SRC Merger Agreement, with the Borrower as the surviving Person.

“SRC Merger Agreement” means that certain Agreement and Plan of Merger, dated as of August 25, 2019, by and between SRC and the Borrower, together with all exhibits, schedules and disclosure letters thereto”.

“SRC Merger Agreement Representations” means those representations and warranties made by SRC in the SRC Merger Agreement (as in effect on the Signing Date) that are material to the interests of the Lenders (in their capacities as such), but only to the extent that the Borrower has the right to terminate its obligations under the SRC Merger Agreement or decline to consummate the SRC Merger as a result of the failure of such representation or warranty to be accurate.

“SRC Merger Closing Date” means the first date on which each of the SRC Merger Funds Borrowing Conditions has been satisfied (or waived in accordance with Section 12.02).

“SRC Merger Funds Borrowing” means a Revolving Credit Borrowing, the proceeds of which will be used solely for one or more SRC Merger Funds Purposes.

“SRC Merger Funds Borrowing Conditions” means each of the following:

(a)        the First Amendment Effective Date shall have occurred;

(b)       the Borrower and SRC shall have entered into the SRC Merger Agreement on terms and conditions satisfactory to the First Amendment Lead Arranger (it being understood and agreed that the SRC Merger Agreement as in effect on the Signing Date is satisfactory to the First Amendment Lead Arranger);

(c)       since the Signing Date, the Borrower shall not have waived, amended, or provided any consent with respect to, any term or condition of the SRC Merger Agreement in a manner that materially and adversely affects the interests of the Lenders in their capacities as such without the prior written consent of the First Amendment Lead Arranger (such consent not to be unreasonably withheld, delayed or conditioned) (it being understood and agreed that any change in the Exchange Ratio (as defined in the SRC Merger Agreement (as in effect on the Signing Date)) shall be deemed not to be adverse to the interests of the Lenders in their capacities as such));

(d)       the SRC Merger shall have been consummated in accordance with the SRC Merger Agreement or will be consummated substantially concurrently with the initial SRC Merger Funds Borrowing;

(e)       the Administrative Agent shall have received (i) unaudited consolidated balance sheets and related statements of operations, equity and cash flows of the Borrower and its Subsidiaries, for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least forty-five (45) days before the SRC Merger Closing Date (in each case, together with the corresponding comparative period from the prior fiscal year) and (ii) unaudited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of SRC and its Subsidiaries, for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least forty-five (45) days before the SRC Merger Closing Date (in each case, together with the corresponding comparative period from the prior fiscal year), provided that filing of the required financial statements in clauses (i) and (ii) above on form 10-Q by the Borrower or SRC, as applicable, with the Securities and Exchange Commission through the “Electronic Data Gathering, Analysis and Retrieval” system will satisfy the foregoing requirements;

(f)       the Administrative Agent shall have received, at least three (3) business days prior to the SRC Merger Closing Date, to the extent reasonably requested in writing by the Administrative Agent or its counsel at least ten (10) business days prior to the SRC Merger Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(g)       all fees due to the Administrative Agent, the First Amendment Lead Arranger and the Lenders with respect to the First Amendment required by the First Amendment and/or the First Amendment Fee Letter have been paid on or prior to the SRC Merger Closing Date shall have been, or substantially concurrently with the initial SRC Merger Funds Borrowing on the SRC Merger Closing Date shall be paid, and all expenses required to be paid or reimbursed to the Administrative Agent and the First Amendment Lead Arranger with respect to the First Amendment that have been invoiced at least two (2) Business Days prior to the SRC Merger Closing Date shall have been, or substantially concurrently with the initial SRC Merger Funds Borrowing on the SRC Merger Closing Date shall be, paid;

(h)       all outstanding amounts in respect of the SRC Credit Agreement shall have been paid in full in cash substantially concurrently with the SRC Merger Funds Borrowing on the SRC Merger Closing Date and the commitments thereunder terminated;

(i)       on the SRC Merger Closing Date, after giving effect to the SRC Merger Transactions, neither the Borrower nor any of its Subsidiaries shall have any material Debt for borrowed money other than (i) Debt arising under this Agreement, (ii) Debt permitted under this Agreement, (iii) the 2021 Convertible Notes, (iv) the Borrower’s 6.125% senior unsecured notes due 2024, (v) the Borrower’s 5.75% senior unsecured notes due 2026 and (vi) the SRC Notes;

(j)       the Specified Representations shall be true and correct in all material respects (or if any such representation and warranty is already qualified by materiality, such representation and warranty shall be true and correct in all respects)and the SRC Merger Agreement Representations shall be true and correct as set forth in Section 7.2(a) of the SRC Merger Agreement;

(k)       since the Signing Date, there shall not have been any Company Material Adverse Effect (as defined in the SRC Merger Agreement (as in effect on the Signing Date));

(l)       the Administrative Agent shall have received a certificate of a Responsible Officer of the Borrower certifying as to the satisfaction of the conditions contained in clause (d), clause (j) (solely with respect to the Specified Representations) and clause (k) of the definition of SRC Merger Funds Borrowing Conditions;

(m)       the Administrative Agent shall have received a SRC Merger Funds Borrowing Request; and

(n)       the Administrative Agent shall have received a certificate from the principal financial officer of the Borrower, substantially in the form attached hereto as Exhibit M.

“SRC Merger Funds Borrowing Request” means a Revolving Credit Borrowing Request submitted by the Borrower in accordance with Section 2.03 (unless otherwise agreed by the Administrative Agent) that (a) is substantially in the form of Exhibit B and (b) specifies that such Revolving Credit Borrowing shall be a SRC Merger Funds Borrowing.

“SRC Merger Funds Purpose” means:

(a)       the repayment of all outstanding amounts under the SRC Credit Agreement on the SRC Merger Closing Date;

(b)        the payment on the SRC Merger Closing Date of any cash that is required to be paid by the Borrower pursuant to the SRC Merger Agreement, other than cash consideration payable to SRC stockholders generally in respect of Company Common Stock (as defined in the SRC Merger Agreement as in effect on the Signing Date), if any, (unless such cash consideration is paid in lieu of fractional shares of Parent Common Stock (as defined in the SRC Merger Agreement as in effect on the Signing Date));

(c)       a repurchase of any SRC Notes as a result of a Change of Control (as defined in the SRC Notes Indenture), if any, triggered by the consummation of the SRC Merger; or

(d)       the payment of fees and expenses incurred in connection with the First Amendment, the SRC Merger and any of the transactions described in the foregoing clauses (a) through (c).

“SRC Merger Transactions” means, collectively, the (a) SRC Merger, (b) the entry into and performance of the First Amendment, (c) each SRC Merger Funds Borrowing and the use of the proceeds thereof and (d) payment of fees and expenses as described in clause (d) of the definition of “SRC Merger Funds Purposes”.

“SRC Notes” means SRC’s 6.250% senior unsecured notes due 2025 issued pursuant to the SRC Notes Indenture.

“SRC Notes Indenture” means that certain Indenture, dated as of November 29, 2017, among SRC and U.S. Bank National Association, as trustee (as amended, amended and restated, supplemented or otherwise modified from time to time).

“Supported QFC” has the meaning assigned to it in Section 12.22.

“U.S. Special Resolution Regime” has the meaning assigned to it in Section 12.22.

Section 2.2.          Amendment to Section 2.03.

(a)       Section 2.03(a) is hereby amended by (i) deleting “and” at the end of Section 2.03(a)(ii), (ii) replacing the “.” at the end of Section 2.03(a)(iii) with “;” and (iii) adding new Sections 2.03(a)(iv) and (a)(v) in their entirety to read as follows:

“(iv) whether such Borrowing is a SRC Merger Funds Borrowing; and

(v)       if such Borrowing is a SRC Merger Funds Borrowing, a certification that the proceeds of such SRC Merger Funds Borrowing shall be used solely for one or more SRC Merger Funds Purposes.”

(b)       Section 2.03(d) is hereby amended and restated in its entirety to read as follows:

“(d) a Revolving Credit Borrowing Request, once delivered to the Administrative Agent, shall not be revocable by the Borrower and (other than a Revolving Credit Borrowing Request to refund, continue or convert any outstanding Revolving Credit Borrowing) shall constitute a certification by the Borrower as of the date thereof that, in the case of a Revolving Credit Borrowing other than a SRC Merger Funds Borrowing, the conditions set forth in Sections 6.02(a)(i) and (a)(ii) have been satisfied.”

Section 2.3.          Amendments to Section 2.07.

(a)       Section 2.07 is hereby amended by replacing each reference to “Section 6.02” contained therein with a reference to “Section 6.02(a)”.

(b)       Section 2.07(b) is hereby amended by adding the following sentence in its entirety to the end thereof:

“Notwithstanding the conditions set out above in this Section 2.07(b), each issuance of a Replacement Letter of Credit on the SRC Merger Closing Date at the request and for the account of the Borrower shall be subject only to the satisfaction of (x) the conditions set forth in Sections 2.07(b)(i) and 2.07(b)(iii); provided, that, the conditions set forth in Section 2.07(b)(iii) will be limited solely to delivery by the Borrower to the Replacement LC Issuing Bank of a duly completed Letter of Credit application form and Letter of Credit application amendment form, each in the Replacement LC Issuing Bank’s standard form provided to the Borrower on the First Amendment Effective Date and any other administrative and operational documents customarily required to be delivered in connection with a Letter of Credit application form, it being understood that delivery of a Letter of Credit Agreement shall not be required to be delivered pursuant to Section 2.07(b)(iii) as a condition precedent to the issuance of the Replacement Letters of Credit and (y) each of the SRC Merger Funds Borrowing Conditions.”

Section 2.4.          Amendment to Section 2.08. Section 2.08(c)(vi) is hereby amended by replacing the reference to “Sections 6.02(a) and (b)” contained therein with a reference to “Sections 6.02(a)(i) and (a)(ii)”.

Section 2.5.          Amendment to Section 6.02. Section 6.02 is hereby amended and restated in its entirety to read as follows:

“Section 6.02 Each Credit Event.

(a)       The obligation of each Lender to make a Loan on the occasion of any Borrowing other than a SRC Merger Funds Borrowing (including the initial funding, but excluding a Revolving Credit Borrowing to continue or convert any outstanding Revolving Credit Borrowing), and of the Issuing Banks to issue, amend, renew or extend any Letter of Credit (but excluding any automatic renewal or extension of any Letter of Credit, any amendment the sole purpose of which is to extend or renew any Letter of Credit or the issuance of any Replacement Letter of Credit on the SRC Merger Closing Date), is subject to the satisfaction of the following conditions (or waiver thereof in accordance with Section 12.02):

(i)       At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing.

(ii)       The representations and warranties of the Credit Parties set forth in this Agreement and in the other Loan Documents shall be true and correct in all material respects (unless already qualified by materiality in which case such applicable representation and warranty shall be true and correct) on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, except to the extent any such representations and warranties are expressly limited to an earlier date, in which case, on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, such representations and warranties shall continue to be true and correct in all material respects (unless already qualified by materiality in which case such applicable representation and warranty shall be true and correct) as of such specified earlier date.

(iii)       The making of such Loan or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, would not conflict with, or cause any Lender or any Issuing Bank to violate or exceed, any applicable Governmental Requirement.

(iv)       The receipt by the Administrative Agent of a Revolving Credit Borrowing Request in accordance with Section 2.03 or a request for a Letter of Credit in accordance with Section 2.07(b), as applicable.

Each request for a Borrowing other than a SRC Merger Funds Borrowing and each request for the issuance, amendment, renewal or extension of any Letter of Credit (other than the issuance of a Replacement Letter of Credit on the SRC Merger Closing Date) shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in Section 6.02(a)(i) and (a)(ii).

(b)       The obligation of (i) each Lender to make a Revolving Credit Loan on the occasion of any SRC Merger Funds Borrowing is subject to the satisfaction of each of the SRC Merger Funds Borrowing Conditions (or waiver thereof in accordance with Section 12.02) and (ii) the Replacement LC Issuing Bank to issue any Replacement Letter of Credit on the SRC Merger Closing Date is subject to (x) the conditions set forth in Sections 2.07(b)(i) and 2.07(b)(iii); provided, that, the conditions set forth in Section 2.07(b)(iii) will be limited solely to delivery by the Borrower to the Replacement LC Issuing Bank of a duly completed Letter of Credit application form and Letter of Credit application amendment form, each in the Replacement LC Issuing Bank’s standard form provided to the Borrower on the First Amendment Effective Date and any other administrative and operational documents customarily required to be delivered in connection with a Letter of Credit application form, it being understood that delivery of a Letter of Credit Agreement shall not be required to be delivered pursuant to Section 2.07(b)(iii) as a condition precedent to the issuance of the Replacement Letters of Credit and (y) each of the SRC Merger Funds Borrowing Conditions.”

Section 2.6.          Amendment to Section 9.07. Section 9.07(a) is hereby amended by adding the following sentence in its entirety to the end thereof:

“The Borrower will not, nor will it permit any other Credit Party to, permit the proceeds of any Revolving Credit Loans made as part of a SRC Merger Funds Borrowing to be used for any purpose other than a SRC Merger Funds Purpose.”

Section 2.7.          Amendment to Section 9.08. Section 9.08 is hereby amended and restated in its entirety to read as follows:

“Section 9.08 Mergers, Etc. The Borrower will not, nor will it permit any other Credit Party to, merge into or with or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its Property to any other Person (whether now owned or hereafter acquired) (any such transaction, a “consolidation”), or liquidate or dissolve; provided that, so long as no Default has occurred and is then continuing or would result therefrom, (a) any Person may participate in a consolidation with the Borrower (provided that the Borrower shall be the survivor), (b) any Person may participate in a consolidation with any other Restricted Subsidiary in a transaction in which the surviving entity is a Restricted Subsidiary, (c) any Restricted Subsidiary may dispose of its assets to the Borrower or to another Restricted Subsidiary and (d) any Restricted Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders.”

Section 2.8.          Amendment to Article XII. Article XII is hereby amended by adding a new Section 12.22 in its entirety to read as follows:

“Section 12.22 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Agreements or any other agreement or instrument that is a QFC (such support “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.”

Section 2.9.          Amendment to Exhibits. Exhibit B to the Credit Agreement is hereby replaced in its entirety by Exhibit B attached hereto and Exhibit M attached hereto is hereby added in its entirety as Exhibit M to the Credit Agreement.

ARTICLE III.

CONDITIONS OF EFFECTIVENESS

Section 3.1.          First Amendment Effective Date. This Amendment shall become effective on the first date on which the Administrative Agent shall have received counterparts of this Amendment duly executed and delivered by the Administrative Agent, the Borrower and the Lenders constituting the Majority Lenders, in form, substance and date satisfactory to the Administrative Agent (such date, the “First Amendment Effective Date”).

ARTICLE IV.

MISCELLANEOUS

Section 4.1.          Ratification of Agreements. The Loan Documents, as they may be affected by this Amendment, are hereby ratified and confirmed in all respects. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Lenders under the Credit Agreement, the Notes, or any other Loan Document nor constitute a waiver, amendment or other modification of any provision of the Credit Agreement, the Notes or any other Loan Document. The terms of this Amendment do not and shall not constitute a novation and, except as expressly amended hereby, each of the provisions of the Credit Agreement and the other Loan Documents shall remain in full force and effect.

Section 4.2.          Loan Documents. This Amendment is a Loan Document, and all provisions in the Credit Agreement (as they may be affected by this Amendment) pertaining to Loan Documents apply thereto.

Section 4.3.          Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York. The provisions of Section 12.09(b) through (d) are hereby incorporated herein mutatis mutandis.

Section 4.4.          Counterparts; Fax. This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Amendment.

THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT AMONG THE PARTIES HERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES HERETO.

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IN WITNESS WHEREOF, this Amendment is executed as of the date first above written.

JPMORGAN CHASE BANK, N.A., as Administrative Agent, a Lender, a Swing Line Lender and an Issuing Bank

By:	/s/ Jo Linda Papadakis
Name: Jo Linda Papadakis
Title: Authorized Officer

[PDC Energy, Inc. - Signature Page to First Amendment]

WELLS FARGO BANK, N.A., as a Lender and an Issuing Bank

By:	/s/ Tim Green
Name: Tim Green
Title: Director

[PDC Energy, Inc. - Signature Page to First Amendment]

BANK OF AMERICA, N.A., as a Lender

By:	/s/ Ronald E. McKaig
Name: Ronald E. McKaig
Title: Managing Director

[PDC Energy, Inc. - Signature Page to First Amendment]

BANK OF MONTREAL, as a Lender

By:	/s/ Gumaro Tijerina
Name: Gumaro Tijerina
Title: Managing Director

[PDC Energy, Inc. - Signature Page to First Amendment]

CAPITAL ONE, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Matthew Brice
Name: Matthew Brice
Title: Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

BBVA USA, as a Lender

By:	/s/ Julia Barnhill
Name: Julia Barnhill
Title: Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a Lender

By:	/s/ Peter Kuo
Name: Peter Kuo
Title: Authorized Signatory

[PDC Energy, Inc. - Signature Page to First Amendment]

U.S. BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Tara McLean
Name: Tara McLean
Title: Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

THE BANK OF NOVA SCOTIA, HOUSTON BRANCH, as a Lender

By:	/s/ Ryan Knape
Name: Ryan Knape
Title: Director

[PDC Energy, Inc. - Signature Page to First Amendment]

BOKF, N.A., as a Lender

By:	/s/ Benjamin H. Adler
Name: Benjamin H. Adler
Title: Senior Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH, as a Lender

By:	/s/ Trudy Nelson
Name: Trudy Nelson
Title: Authorized Signatory

By:	/s/ Scott W. Danvers
Name: Scott W. Danvers
Title: Authorized Signatory

[PDC Energy, Inc. - Signature Page to First Amendment]

COMERICA BANK, as a Lender

By:	/s/ Courtney A. Rehm
Name: Courtney A. Rehm
Title: Portfolio Manager

[PDC Energy, Inc. - Signature Page to First Amendment]

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as a Lender

By:	/s/ Joseph Cariello
Name: Joseph Cariello
Title: Director

By:	/s/ Michael Willis
Name: Michael Willis
Title: Managing Director

[PDC Energy, Inc. - Signature Page to First Amendment]

KEYBANK N.A., as a Lender

By:	/s/ George E. McKean
Name: George E. McKean
Title: Senior Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

NATIXIS, NEW YORK BRANCH, as a Lender

By:	/s/ Vikram Nath
Name: Vikram Nath
Title: Director

By:	/s/ Brian O’Keefe
Name: Brian O’Keefe
Title: Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

TEXAS CAPITAL BANK, N.A., as a Lender

By:	/s/ Jamie Hibbert
Name: Jamie Hibbert
Title: Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]

ABN AMRO CAPITAL USA LLC, as a Lender

By:	/s/ Darrell Holley
Name: Darrell Holley
Title: Managing Director

By:	/s/ Kelly Hall
Name: Kelly Hall
Title: Director

[PDC Energy, Inc. - Signature Page to First Amendment]

FIFTH THIRD BANK, as a Lender

By:	/s/ Jonathan Lee
Name: Jonathan Lee
Title: Director

[PDC Energy, Inc. - Signature Page to First Amendment]

GOLDMAN SACHS BANK USA, as a Lender

By:	/s/ Nadia Garcia
Name: Nadia Garcia
Title: Authorized Signatory

[PDC Energy, Inc. - Signature Page to First Amendment]

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Sandra Salazar
Name: Sandra Salazar
Title: Managing Director

[PDC Energy, Inc. - Signature Page to First Amendment]

Agreed and acknowledged:

PDC ENERGY, INC., as Borrower

By:	/s/ R. Scott Meyers
Name: R. Scott Meyers
Title: CFO and Senior Vice President

[PDC Energy, Inc. - Signature Page to First Amendment]